KING & SPALDING LLP	1185 Avenue of the Americas New York, New York 10036-4003 www.kslaw.com

E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 10, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director

Re:	Embarq Corporation
Amendment No. 1 to Form 10
Filed March 14, 2006
File No. 01-32732

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering with this letter for filing under the Securities Exchange Act of 1934, as amended, the following:

•	Amendment No. 2 (the “Second Amendment”) to the Form 10 (File No. 01-32732) (the “Form 10”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Second Amendment, without exhibits, marked to show changes from Amendment No. 1 (the “First Amendment”) to the Form 10 filed with the SEC on March 14, 2006.

Embarq has received the Staff’s comments relating to the First Amendment contained in the Staff’s letter of March 31, 2006. The Form 10 initially was filed with the SEC on January 23, 2006. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Embarq’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Second Amendment.

Securities and Exchange Commission

Staff’s Comment 1: Please revise this registration statement to comply with applicable comments we issued in our March 10, 2006 letter regarding your Form S-1 filed on February 10, 2006.

Response: We have revised the Second Amendment to conform, where applicable, to Amendment No. 1 to the Form S-1, filed on March 21, 2006, which was revised in response to the Staff’s comments in its letter dated March 10, 2006.

Staff’s Comment 2: We note your response to our prior first comment. We also note that, in your disclosure, you appear to characterize the spin-off as a purchase and sale transaction between Sprint Nextel and Embarq. Please provide further analysis in your response letter why Embarq’s $6.6 billion payment to Sprint Nextel as consideration for the assets that Sprint Nextel will transfer to Embarq, as well as the incurrence of $6.6 billion of new debt by Embarq to make the payment, does not constitute a transfer of securities for value.

Response: Embarq’s $6.6 billion payment to Sprint Nextel as consideration for the assets that Sprint Nextel will transfer to Embarq will occur at a time when Embarq is a wholly owned subsidiary of Sprint Nextel and reflects a reallocation by Sprint Nextel of assets and liabilities among the two companies before it separates its subsidiary. We also have included a timeline that clarifies the timing. Please see pages 9–10. This allocation of debt is similar to (1) the Abbot Laboratories–Hospira, Inc. spin-off (for which the final Form 10/A was filed on April 8, 2004), in which proceeds of borrowings by the entity being spun-off were retained by the parent or (2) the Lucent Technologies Inc.–Avaya Inc. spin-off (for which the final Form 10/A was filed on September 14, 2000), in which Lucent issued $700 million of short-term debt under a commercial paper program, which debt was assumed by Avaya at the distribution date and, as disclosed in Avaya’s information statement, represented the portion of Lucent’s liabilities that Lucent determined should be attributed to Avaya’s businesses. In every spin-off transaction in which a newly formed entity is used as the parent of the spun-off operation, there will have been consideration for the initial issuance of common stock (even if that number of shares is recapitalized later to effect the spin-off).

Moreover, the fifth element of question four of Staff Legal Bulletin No. 4 contemplates that the parent may distribute “restricted securities,” noting specifically that the two-year holding period does not apply where the parent formed the subsidiary being spun off, as is the case in the proposed spin-off of Embarq by Sprint Nextel. There is no vote by Sprint Nextel stockholders that would cause the spin-off to be treated as an offer or sale under Rule 145(a), nor is there any value or consideration otherwise being provided by Sprint Nextel stockholders.

Securities and Exchange Commission

Exhibit 99.1 Information Statement

Letters to Stockholders, Cover Page

Staff’s Comment 3: Since a material component of, and condition to, the distribution is Embarq’s incurrence of $6.6 billion of new indebtedness to pay Sprint Nextel $6.6 billion as consideration for the transfer of assets, please highlight this transaction in the letters to shareholders and cover page to the information statement.

Response: We have provided this disclosure as requested.

Questions and Answers About the Spin-Off, page 1

Q: What is the Spin-off?, page 1

Staff’s Comment 4: We note your statement that, “[f]ollowing the spin-off, none of our assets will be available for payment of Sprint Nextel’s long-term debt, which was approximately $25.0 billion at December 31, 2005, exclusive of our debt.” Please move this statement under the question and answer addressing why Embarq is paying $6.6 billion to Sprint Nextel, since your statement implies that this is a reason for the payment. In addition, explain the significance of this statement. For example, to what extent did the assets being contributed to Embarq secure any of Sprint Nextel’s debt? To what extent did any of Sprint Nextel’s creditors demand, or the debt covenants require, that you pay down debt or increase cash due to the planned distribution? To provide context, disclose the book value of the assets that Sprint Nextel will contribute to Embarq.

Response: We have deleted the disclosure, as it was not intended to imply that it was a reason for the payment. Please see pages 1, 6 and 8. The assets being contributed to Embarq do not secure any of the Sprint Nextel debt, except for existing Embarq debt, nor has any of Sprint Nextel’s creditors demanded, or the debt covenants require, that Sprint Nextel pay down debt or increase cash due to the planned distribution. Moreover, because Sprint Nextel has financed its consolidated operations primarily through borrowings by entities other than its operating subsidiaries, the transfer of the operating subsidiaries to Embarq in connection with the separation does not result in Embarq’s assuming any of the $25 billion in Sprint Nextel consolidated debt, other than the approximately $700 million in financing that had been incurred directly by those subsidiaries. As a result, the transaction was structured so that the $6.6 billion in new debt would be incurred by Embarq in connection with the separation and the senior notes and proceeds of that debt would be received by Sprint Nextel to be paid to its financing subsidiary, Sprint Capital Corporation, which would, in turn, enable Sprint Capital to repay a portion of Sprint Nextel’s consolidated borrowings.

Securities and Exchange Commission

Q: Why is Embarq paying approximately $6.6 billion to Sprint Nextel..., page 3

Staff’s Comment 5: Please disclose that $4.1 to $4.6 billion of senior notes that you are issuing to Sprint Nextel will be immediately resold by Sprint Capital for cash in an underwritten offering that will occur concurrently with the spin-off. Disclose that a condition to the spin-off is the effectiveness of the registration statement for the resale of the notes issued to Sprint Nextel.

Response: We have made the disclosures as requested on page 3.

Summary

General

Staff’s Comment 6: Provide a timetable listing the entire order of material events related to the distribution transactions.

Response: In response to the Staff’s comment, we have provided a timeline of the material events related to the spin-off on pages 9–10.

Our Company, page 6

Staff’s Comment 7: To provide balance, revise the third paragraph to briefly address material adverse changes to your expected results of operations and financial position that are discussed in other sections of the document.

Response: We have deleted the sentences on pages 6 and 66 concerning our revenue, operating income and net income for the year ended December 31, 2005 because we believe that this information is adequately and appropriately covered elsewhere in the information statement.

Summary Combined Financial Data, page 10

Staff’s Comment 8: We note your response to our prior comment 14. Please further describe the usefulness of this non-GAAP measure. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate explanations and provide a statement that is specific to you, the particular measure (identifying what is included or excluded from the measure and the reasons why), the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies’ use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm.

Response: We have revised the disclosure as requested on page 13.

Securities and Exchange Commission

Staff’s Comment 9: It appears that you are using OIBDA as a performance measure; therefore, please reconcile this non-GAAP measure to net income rather than operating income.

Response: We have revised the presentation to reconcile OIBDA to the GAAP measure income from continuing operations, which Embarq believes is the appropriate GAAP comparison measure. Please see footnote four on page 13.

Risk Factors, page 12

Following the spin-off, we will have substantial indebtedness.... page 15

Staff’s Comment 10: To provide context, please quantify the anticipated amount of your annual debt service obligations following the spin-off.

Response: We have made the disclosure as requested on page 16.

The Spin-Off, page 24

Background, page 24

Staff’s Comment 11: We note your response to our prior comment 33 and your statement on page 24 that the Sprint Nextel board of directors “reviewed the financial and operating metrics of comparable local communications companies and determined that, based on [y]our position within [y]our industry, [y]our corporate structure and cash flow and regulatory considerations, [y]our transfer to Sprint Nextel of approximately $6.6 billion in the form of cash and senior notes in partial consideration for Sprint Nextel’s contribution to [you] of [y]our business results in an appropriate capital structure for [y]our company going forward.” Please discuss in detail how each factor led to the determination by the Sprint Nextel board that the $6.6 billion partial consideration “results in an appropriate capital structure for [y]our company going forward.” In addition, please further explain whether the $6.6 billion partial consideration was based on an assessment of the value of the local telecommunications business and other assets Sprint Nextel will transfer to you. If so, please disclose the value of the assets that Sprint Nextel will transfer to you and how that value was determined. If not, please explain why the Sprint Nextel board did not consider the value of the assets being transferred in determining the amount of consideration Embarq would pay for the assets.

Response: The $6.6 billion in cash and senior notes being transferred from Embarq to Sprint Nextel does not reflect an analysis of the value of the Embarq assets or business. As noted in our response to Staff’s comment 4, the debt is being incurred because Embarq is not assuming any debt that Sprint Capital has previously incurred. We have modified the disclosure to clarify other factors that the Sprint Nextel board considered based on the historic and expected performance of the local business.

Securities and Exchange Commission

Reasons for the Spin-Off, page 19

Staff’s Comment 12: On page 26, you state, “[b]ecause the board of directors believes that a tax-free distribution to Sprint Nextel stockholders is the most economical means of separating Embarq’s business for Sprint Nextel and its stockholders, other means of separating the business were considered but not pursued.” Disclose the other means if they were seriously considered by the board, and expand your discussion as to why they were not pursued.

Response: We have revised the disclosure to reflect that the Sprint Nextel board considered a possible sale of the company and the reason it did not pursue that course. Please see page 30.

Staff’s Comment 13: We note your response to our prior comment 35 and your revised disclosure on page 26. Please discuss in more detail the negative factors considered by the Sprint Nextel board, as you have done for the positive factors considered by the board. In addition, please provide equal prominence for the negative factors by setting them forth in bullet points.

Response: In response to the Staff’s comment, we have provided additional disclosure and listed the negative factors in bullet points. Please see pages 29–30.

Dividend Policies

Embarq, page 32

Staff’s Comment 14: Please explain your reference to “free cash flows.”

Response: In response to the Staff’s comment, we have revised the sentence referencing “free cash flow” so that it now reads “sufficient cash from operations.” Please see page 36.

Unaudited Pro Forma Combined Financial Information, page 34

Staff’s Comment 15: In your introduction, please show the bulleted events in the chronological order in which they will take or have taken place. Please review other sections in the filing that describe the spin-off and the transactions preceding it and subsequent to it to ensure that the order is the same.

Response: In response to the Staff’s comment, we have revised the order of the bulleted material events related to the spin-off to put them in chronological order. Please see page 38. This timeline of material events is consistent with that which we have disclosed on pages 9–10.

Securities and Exchange Commission

Staff’s Comment 16: We note in the second bullet and Note (9) on page 38 that you are transferring approximately $6.6 billion in cash and senior notes to Sprint Nextel as partial consideration for the transfer of cash and certain assets. This seems to imply a purchase and sale transaction. If this is a recapitalization, please use the appropriate language to describe the transaction here and throughout the filing.

Response: Please see our response to Staff’s comment 2. We have also revised the disclosure on page 38 to describe the sequence of events relating to the spin-off.

Staff’s Comment 17: In the second and third bullets on page 35, please reflect the incremental amounts in addition to your present disclosure.

Response: We have removed the second and third bullet points on page 39. We have inserted a statement on page 47 that the annual costs we will pay to Sprint Nextel under the transition services agreement for continuing services that have historically been provided by Sprint Nextel will not differ significantly from the amounts reflected in our historical combined financial statements.

Staff’s Comment 18: Due to the significant number of changes that will occur to your historical financial statements in the next few years, please expand the disclosures on page 35 to clearly disclose the various items that will change in subsequent years and provide a range of possible estimates.

Response: We have revised the disclosure as requested. Please see pages 39 and 42–43.

Notes to Pro Forma Combined Financial Information, page 38

Staff’s Comment 19: In Note (1), please provide a separate footnote for the transfers from Sprint Nextel and a separate footnote for the transfers to Sprint Nextel. Expand your disclosure to explain why these two events were not included prior to the spin-off. Also discuss the reasons for the $36 debit to deferred taxes. We may have further comments after we have reviewed your revised disclosure.

Response: We have revised Note (1) to include a more detailed description as requested. Please see page 42.

Staff’s Comment 20: In Note (2), please provide a separate calculation of the interest expense on each type of debt as well as the required sensitivity analysis. If the amounts that will be borrowed under the credit facility will have a floating interest rate, discuss in detail the assumed terms, including the period of time that you believe that the 5.8% interest rate will be outstanding and your basis for the assumptions including the derivative instruments disclosed on page F-14 into which you have entered unless these will be terminated.

Response: We have revised Note (2) as requested. Please see page 42.

Securities and Exchange Commission

Staff’s Comment 21: In Note (3), expand to disclose the specific assumptions used by the independent actuary in arriving at the amounts reflected.

Response: We have revised Note (3) to include the specific assumptions used in the calculation. Please see page 42.

Staff’s Comment 22: In Note (4), please revise to show separately the depreciation expense calculation and the interest elimination on related party notes payable. If the depreciable lives have not changed, please expand your disclosure to explain the reason(s) for the increase.

Response: We have revised Note (4) as requested. Please see pages 42–43.

Staff’s Comment 23: In Note (6), please discuss your rationale for the two different tax rates.

Response: We have revised Note (6) to explain the rationale for the different tax rates. Please see page 43.

Staff’s Comment 24: In Note (10), please revise to show separately the transfer of assets from a Sprint Nextel subsidiary and the elimination of intercompany balances.

Response: We have revised Note (10) to reflect separately the transfer of assets and liabilities from Sprint Nextel from the elimination of the intercompany balance. Please see page 43.

Staff’s Comment 25: Furthermore, you have not disclosed the additional employment costs associated with the 5,500 additional employees that you anticipate. You have also not disclosed your insurance concerns—higher premium for less coverage and a higher deductible. Please quantify a range of possible insurance costs and uninsured losses due to the types of policies that will be economically feasible. In this spirit, include disclosures of other known changes from the present.

Response: We have revised the first bullet point on page 39 to explain more clearly that the corporate services described were previously provided by Sprint Nextel. The costs associated with these services, which were primarily employment-related costs, were allocated to us by Sprint Nextel. We have disclosed on page 47 our anticipated insurance costs, including our estimated premium and deductible. We do not believe that the cost associated with these items warrant separate inclusion in the “Unaudited Pro Forma Combined Financial Information” because they are not material.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 41

Staff’s Comment 26: Please refer to prior comment 43. Your present disclosure does not provide the detailed terms contained in the separation and distribution agreements that will be entered into by you and Sprint Nextel. Please provide any targets required by the agreement such as the early termination for failing to meet certain subscriber targets in the first two years mentioned on page 16 and discuss the likelihood that the targets will be reached based on 2005 and 2006 results.

Response: As currently written, we believe that this section reflects the transactions contemplated by the separation and distribution agreement. We previously have provided the subscriber targets under the description of the MVNO agreement on page 102. While Embarq believes that the subscriber targets are achievable, it has not yet commercially launched this service, and therefore there is no relevant historical information for comparison.

Trend Analysis

Staff’s Comment 27: Please refer to prior comments 42 and 44. We previously requested a trend analysis showing the impact on future operations and financial condition of your operations as a stand-alone entity with reductions in revenue from core business, increased operating costs as a stand-alone company, increased debt service, new agreements with Sprint Nextel that will replace your current intercompany revenue and expenses, anticipation that the number of your employees will increase from 14,500 (with 7,000 covered by collective bargaining agreements) to 20,000 (number covered by collective bargaining agreements is not disclosed) as well as other relevant items, including a specific discussion of the increased legal and financial compliance costs you expect to incur as a public reporting company. If certain agreements with Sprint Nextel can be terminated as of a certain date, assume the termination of the agreement as of that date and disclose your assumptions. We believe that a summarization of this data in a tabular format would be meaningful to shareholders and investors.

Response: We have provided additional disclosures in bullet point format. Please see pages 44–45.

Staff’s Comment 28: Please refer to prior comment 45. We believe that the presentation of your sources of cash and cash requirements for future periods in a tabular format would provide shareholders and investors with meaningful data regarding the feasibility of your disclosed intent to pay a quarterly dividend of approximately $75 million per quarter.

Response: We have included a table that shows expected material changes in 2006 cash flows from that reflected in Embarq’s 2005 combined statements of cash flow. Please see page 62.

Securities and Exchange Commission

Combined Financial Statements

Combined Statements of Operations, page F-3

Staff’s Comment 29: Please refer to prior comment 60. As we previously requested, please provide pro forma earnings per share on the face of your financial statements.

Response: In response to the Staff’s comment, we have included the pro forma earnings per share on the face of the “Combined Statements of Operations.” Please see page F-3.

Combined Balance Sheets, page F-5

Staff’s Comment 30: Please refer to prior comment 61. As we previously requested, please provide pro forma stockholders’ equity on the face of your financial statements that gives effect to the issuance of the stock and the payment to Sprint-Nextel of approximately $6.6 billion.

Response: We have revised the face of the balance sheet as requested. Please see page F-4.

Schedule II – Combined Valuation and Qualifying Accounts, page F-30

Staff’s Comment 31: Please refer to prior comment 64. Please include all allowances, including, but not limited to, the tax valuation allowance and, if applicable, inventory obsolescence allowance.

Response: After reviewing Rules 5-04 and 12-09 of Regulation S-X concerning financial statement schedules, we concluded that the remaining reserves not presented on Schedule II did not meet the definition of a reserve because they were either normal adjustments to asset balances or pure accrued liabilities. We did conclude, however, that our $2 million valuation allowance for deferred tax assets qualifies as a reserve, but is not required to be included on Schedule II because the disclosure requirements of Statement of Financial Accounting Standards 109, Accounting for Income Taxes, have been met.

Securities and Exchange Commission

Exhibits

Staff’s Comment 32: We note that you have filed as material contracts transition services agreements that appear to be the same except for, possibly, the contents of their respective schedules and exhibits, which are also incorporated by reference into the agreements but are not disclosed as part of the filing. Please file the schedules and exhibits to the transition services agreements, and, to the extent material, the separation and distribution agreement, so that investors may know what the agreements concern, or tell us why you believe you are not required to do so under item 601 of Regulation S-K.

Response: We do not believe that the schedules and exhibits to the transition services agreements or the separation and distribution agreement (with the exception of schedule 2.08 to the separation and distribution agreement, which is being filed) are material. While the transition services being provided by the parties in the aggregate might be material, we do not believe the more than 140 individual schedules and exhibits setting forth individual services are material to an investor’s understanding of neither the spin-off nor the agreements. Likewise, the schedules to the separation and distribution agreement (other than Schedule 2.08), which, among other things, list individual assets and subsidiaries to be transferred, are not material to an investor’s understanding of neither the spin-off nor the agreement.

* * * * *

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II

E. William Bates, II

ewb

cc:	Ms. Cheryl Grant, Staff Attorney
Ms. Kathleen Krebs, Special Counsel
United States Securities and Exchange Commission

Mr. Thomas A. Gerke
Ms. Claudia S. Toussaint
Embarq Corporation